Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

(Unaudited)

	Six Months Ended June 30,
	2006	2005
Earnings:
Income before taxes	$106.2	$112.3
Add (deduct):
Equity in income of non-consolidated affiliates	(25.1)	(18.4)
Amortization of capitalized interest	0.1	0.1
Fixed charges as described below	14.9	14.7

Total	$96.1	$108.7

Fixed Charges:
Interest expensed	$10.2	$10.5
Estimated interest factor in rent expense(1)	4.7	4.2

Total	$14.9	$14.7

Ratio of earnings to fixed charges	6.4	7.4

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.